FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Six Months Ended September 30, 2021 (U.S. GAAP)

Date:	October 29, 2021
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Executive Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the six months ended September 30
	2020		2021

	(Millions of yen, except per share data)
		% Change from September 30, 2019		% Change from September 30, 2020
Total revenue	933,391	(14.0%)	784,381	(16.0%)
Net revenue	829,745	16.0%	672,141	(19.0%)
Income before income taxes	265,438	30.6%	97,000	(63.5%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	210,158	8.1%	51,700	(75.4%)
Comprehensive income	150,930	(4.7%)	65,953	(56.3%)
Basic-Net income attributable to NHI shareholders per share (Yen)	68.87		16.76
Diluted-Net income attributable to NHI shareholders per share (Yen)	67.10		16.25
Return on shareholders’ equity - annualized	15.6%		3.8%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At September 30
	2021	2021

	(Millions of yen, except per share data)
Total assets	42,516,480	43,346,552
Total equity	2,756,451	2,801,632
Total NHI shareholders’ equity	2,694,938	2,734,086
Total NHI shareholders’ equity as a percentage of total assets	6.3%	6.3%
Total NHI shareholders’ equity per share (Yen)	879.79	883.46

2. Cash Dividends

	For the year ended March 31
	2021	2022	2022 (Plan)

	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	20.00	8.00	—
At December 31	—	—	—
At March 31	15.00	—	Unconfirmed
For the year	35.00	—	Unconfirmed

Note: Fiscal year 2022 Q4 dividend amount are not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2022”.

3. Earnings Forecasts for the year ending March 31, 2022

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

     a)     Changes in accounting policies due to amendments to the accounting standards: None

     b)     Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2021	2021
Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	170,407,167	138,805,921

	For the six months ended September 30
	2020	2021
Average number of shares outstanding (year-to-date)	3,051,543,718	3,085,218,332

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net revenue	829.7	672.1	(19.0)
Non-interest expenses	564.3	575.1	1.9

Income (loss) before income taxes	265.4	97.0	(63.5)
Income tax expense	52.2	41.5	(20.5)

Net income (loss)	213.2	55.5	(74.0)

Less: Net income (loss) attributable to noncontrolling interests	3.1	3.8	23.3

Net income (loss) attributable to NHI shareholders	210.2	51.7	(75.4)

Return on shareholders’ equity - annualized	15.6%	3.8%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 672.1 billion yen for the six months ended September 30, 2021, a decrease of 19.0% from the same period in the prior year. Non-interest expenses increased by 1.9% from the same period in the prior year to 575.1 billion yen. Income before income taxes was 97.0 billion yen and net income attributable to NHI shareholders was 51.7 billion yen for the six months ended September 30, 2021. Nomura recognized losses of 65.4 billion yen arising from transactions with a US client at its subsidiaries.

    Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net revenue	825.5	666.9	(19.2)
Non-interest expenses	564.3	575.1	1.9

Income (loss) before income taxes	261.2	91.8	(64.9)

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2021 was 666.9 billion yen, a decrease of 19.2% from the same period in the prior year. Non-interest expenses increased by 1.9% from the same period in the prior year to 575.1 billion yen. Income before income taxes was 91.8 billion yen for the six months ended September 30, 2021. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2021, the Investment Management Division was newly established by replacing the Asset Management Division and the Merchant Banking Division. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

    Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net revenue	173.9	170.2	(2.1)
Non-interest expenses	136.0	134.2	(1.3)

Income (loss) before income taxes	37.9	36.0	(5.0)

Net revenue decreased by 2.1% from the same period in the prior year to 170.2 billion yen. Non-interest expense decreased by 1.3% to 134.2 billion yen. As a result, income before income taxes decreased by 5.0% to 36.0 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net revenue	69.7	97.8	40.2
Non-interest expenses	35.5	37.9	6.6

Income (loss) before income taxes	34.2	59.9	75.2

Net revenue increased by 40.2% from the same period in the prior year to 97.8 billion yen. Non-interest expense increased by 6.6% to 37.9 billion yen. As a result, income before income taxes increased by 75.2% to 59.9 billion yen. Assets under management were 67.8 trillion yen as of September 30, 2021.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net revenue	469.0	305.4	(34.9)
Non-interest expenses	315.6	308.8	(2.2)

Income (loss) before income taxes	153.3	(3.4)	—

Net revenue decreased by 34.9% from the same period in the prior year to 305.4 billion yen. Non-interest expense decreased by 2.2% to 308.8 billion yen. As a result, loss before income taxes was 3.4 billion yen. Nomura recognized losses arising from transactions with a US client at its subsidiaries.

    Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net revenue	112.9	93.5	(17.2)
Non-interest expenses	77.2	94.3	22.1

Income (loss) before income taxes	35.7	(0.8)	—

Net revenue was 93.5 billion yen including income of 36.2 billion yen recognized in June 2021 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Loss before income taxes was 0.8 billion yen, as a result of recognizing expenses of about 40 billion yen related to legacy transactions.

(2)	Consolidated Financial Position

Total assets as of September 30, 2021 were 43,346.6 billion yen, an increase of 830.1 billion yen compared to March 31, 2021, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2021 were 40,544.9 billion yen, an increase of 784.9 billion yen compared to March 31, 2021, mainly due to the increase in Long-term borrowings. Total equity as of September 30, 2021 was 2,801.6 billion yen, an increase of 45.2 billion yen compared to March 31, 2021.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2021) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2021) for the year ended March 31, 2021.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2021	September 30, 2021	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,509,754	3,836,088	326,334
Time deposits	281,422	342,778	61,356
Deposits with stock exchanges and other segregated cash	373,559	312,579	(60,980)

Total cash and cash deposits	4,164,735	4,491,445	326,710

Loans and receivables:
Loans receivable	2,943,472	3,143,347	199,875
Receivables from customers	459,090	486,602	27,512
Receivables from other than customers	793,669	761,127	(32,542)
Allowance for credit losses	(53,784)	(61,711)	(7,927)

Total loans and receivables	4,142,447	4,329,365	186,918

Collateralized agreements:
Securities purchased under agreements to resell	10,775,078	11,272,573	497,495
Securities borrowed	5,264,360	4,658,853	(605,507)

Total collateralized agreements	16,039,438	15,931,426	(108,012)

Trading assets and private equity and debt investments:
Trading assets*	15,674,354	16,333,623	659,269
Private equity and debt investments*	63,825	77,820	13,995

Total trading assets and private equity and debt investments	15,738,179	16,411,443	673,264

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥395,429 million as of March 31, 2021 and ¥410,139 million as of September 30, 2021)	464,449	460,051	(4,398)
Non-trading debt securities*	426,758	444,123	17,365
Investments in equity securities*	126,649	135,959	9,310
Investments in and advances to affiliated companies*	364,393	358,878	(5,515)
Other	1,049,432	783,862	(265,570)

Total other assets	2,431,681	2,182,873	(248,808)

Total assets	42,516,480	43,346,552	830,072

*	Including securities pledged as collateral

Millions of yen
March 31, 2021	September 30, 2021	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,368,098	1,188,794	(179,304)
Payables and deposits:
Payables to customers	1,454,755	1,469,026	14,271
Payables to other than customers	1,773,699	1,793,857	20,158
Deposits received at banks	1,342,464	1,463,647	121,183

Total payables and deposits	4,570,918	4,726,530	155,612

Collateralized financing:
Securities sold under agreements to repurchase	13,360,429	13,463,322	102,893
Securities loaned	1,380,629	1,515,820	135,191
Other secured borrowings	392,515	380,785	(11,730)

Total collateralized financing	15,133,573	15,359,927	226,354

Trading liabilities	9,473,261	9,645,764	172,503
Other liabilities	1,239,167	927,954	(311,213)
Long-term borrowings	7,975,012	8,695,951	720,939

Total liabilities	39,760,029	40,544,920	784,891

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2021 and
3,233,562,601 shares as of September 30, 2021
Outstanding	-	3,063,155,434 shares as of March 31, 2021 and
3,094,756,680 shares as of September 30, 2021	594,493	594,493	—
Additional paid-in capital	696,122	684,723	(11,399)
Retained earnings	1,533,713	1,557,697	23,984
Accumulated other comprehensive income (loss)	(38,144)	(28,506)	9,638

Total NHI shareholders’ equity before treasury stock	2,786,184	2,808,407	22,223
Common stock held in treasury, at cost -
170,407,167 shares as of March 31, 2021 and
138,805,921 shares as of September 30, 2021	(91,246)	(74,321)	16,925

Total NHI shareholders’ equity	2,694,938	2,734,086	39,148

Noncontrolling interests	61,513	67,546	6,033

Total equity	2,756,451	2,801,632	45,181

Total liabilities and equity	42,516,480	43,346,552	830,072

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020(A)	September 30, 2021(B)
Revenue:
Commissions	177,765	174,522	(1.8)
Fees from investment banking	37,859	69,604	83.9
Asset management and portfolio service fees	111,073	131,237	18.2
Net gain on trading	270,552	143,136	(47.1)
Gain on private equity and debt investments	2,875	26,463	820.5
Interest and dividends	189,037	134,461	(28.9)
Gain on investments in equity securities	5,413	5,550	2.5
Other	138,817	99,408	(28.4)

Total revenue	933,391	784,381	(16.0)
Interest expense	103,646	112,240	8.3

Net revenue	829,745	672,141	(19.0)

Non-interest expenses:
Compensation and benefits	275,303	264,848	(3.8)
Commissions and floor brokerage	56,186	54,213	(3.5)
Information processing and communications	85,822	89,235	4.0
Occupancy and related depreciation	36,114	34,562	(4.3)
Business development expenses	6,464	7,196	11.3
Other	104,418	125,087	19.8

Total non-interest expenses	564,307	575,141	1.9

Income before income taxes	265,438	97,000	(63.5)
Income tax expense	52,217	41,524	(20.5)

Net income	213,221	55,476	(74.0)

Less: Net income attributable to noncontrolling interests	3,063	3,776	23.3

Net income attributable to NHI shareholders	210,158	51,700	(75.4)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	68.87	16.76	(75.7)

Diluted-
Net income attributable to NHI shareholders per share	67.10	16.25	(75.8)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020(A)	September 30, 2021(B)
Net income	213,221	55,476	(74.0)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(19,837)	6,370	—
Deferred income taxes	(60)	(202)	—

Total	(19,897)	6,168	—

Defined benefit pension plans:
Pension liability adjustment	4,017	680	(83.1)
Deferred income taxes	(627)	(196)	—

Total	3,390	484	(85.7)

Own Credit Adjustments:
Own Credit Adjustments	(53,351)	5,956	—
Deferred income taxes	7,567	(2,131)	—

Total	(45,784)	3,825	—

Total other comprehensive income (loss)	(62,291)	10,477	—

Comprehensive income	150,930	65,953	(56.3)
Less: Comprehensive income attributable to noncontrolling interests	3,373	4,615	36.8

Comprehensive income attributable to NHI shareholders	147,557	61,338	(58.4)

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net revenue

Business segment information:
Retail	173,873	170,177	(2.1)
Investment Management	69,742	97,811	40.2
Wholesale	468,974	305,446	(34.9)

Subtotal	712,589	573,434	(19.5)
Other	112,899	93,468	(17.2)

Net revenue	825,488	666,902	(19.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,257	5,239	23.1

Net revenue	829,745	672,141	(19.0)

Non-interest expenses

Business segment information:
Retail	135,979	134,171	(1.3)
Investment Management	35,521	37,869	6.6
Wholesale	315,628	308,834	(2.2)

Subtotal	487,128	480,874	(1.3)
Other	77,179	94,267	22.1

Non-interest expenses	564,307	575,141	1.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	564,307	575,141	1.9

Income (loss) before income taxes

Business segment information:
Retail	37,894	36,006	(5.0)
Investment Management	34,221	59,942	75.2
Wholesale	153,346	(3,388)	—

Subtotal	225,461	92,560	(58.9)
Other*	35,720	(799)	—

Income (loss) before income taxes	261,181	91,761	(64.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,257	5,239	23.1

Income (loss) before income taxes	265,438	97,000	(63.5)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2020 (A)	September 30, 2021 (B)
Net gain (loss) related to economic hedging transactions	612	(381)	—
Realized gain (loss) on investments in equity securities held for operating purposes	809	196	(75.8)
Equity in earnings of affiliates	11,860	15,188	28.1
Corporate items	29,085	(54,838)	—
Other	(6,646)	39,036	—

Total	35,720	(799)	—

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended September 30, 2021
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	696,122
Stock-based compensation awards	(11,381)
Changes in an affiliated company’s interests	(18)

Balance at end of period	684,723

Retained earnings
Balance at beginning of year	1,533,713
Net income attributable to NHI shareholders	51,700
Cash dividends	(24,758)
Gain (loss) on sales of treasury stock	(2,958)

Balance at end of period	1,557,697

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	18,316
Net change during the period	5,329

Balance at end of period	23,645

Defined benefit pension plans
Balance at beginning of year	(43,477)
Pension liability adjustment	484

Balance at end of period	(42,993)

Own credit adjustments
Balance at beginning of year	(12,983)
Own credit adjustments	3,825

Balance at end of period	(9,158)

Balance at end of period	(28,506)

Common stock held in treasury
Balance at beginning of year	(91,246)
Repurchases of common stock	(6)
Sale of common stock	0
Common stock issued to employees	16,931

Balance at end of period	(74,321)

Total NHI shareholders’ equity

Balance at end of period	2,734,086

Noncontrolling interests
Balance at beginning of year	61,513
Net change during the period	6,033

Balance at end of period	67,546

Total equity

Balance at end of period	2,801,632

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2021
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021(A)	September 30, 2021(B)	(B-A)/(A)
Revenue:
Commissions	85,512	92,253	96,687	102,445	82,886	91,636	10.6	376,897
Fees from investment banking	10,828	27,031	36,138	34,684	35,703	33,901	(5.0)	108,681
Asset management and portfolio service fees	53,656	57,417	58,639	60,335	64,044	67,193	4.9	230,047
Net gain (loss) on trading	139,089	131,463	136,402	(96,914)	51,994	91,142	75.3	310,040
Gain on private equity and debt investments	1,070	1,805	1,362	8,497	25,988	475	(98.2)	12,734
Interest and dividends	106,543	82,494	89,602	77,827	64,536	69,925	8.4	356,466
Gain on investments in equity securities	3,473	1,940	3,523	5,117	3,468	2,082	(40.0)	14,053
Other	113,878	24,939	33,519	35,981	76,553	22,855	(70.1)	208,317

Total revenue	514,049	419,342	455,872	227,972	405,172	379,209	(6.4)	1,617,235
Interest expense	53,302	50,344	53,780	57,937	51,897	60,343	16.3	215,363

Net revenue	460,747	368,998	402,092	170,035	353,275	318,866	(9.7)	1,401,872

Non-interest expenses:
Compensation and benefits	138,297	137,006	136,816	95,787	135,603	129,245	(4.7)	507,906
Commissions and floor brokerage	28,511	27,675	26,326	29,038	26,816	27,397	2.2	111,550
Information processing and communications	43,238	42,584	43,484	49,529	44,099	45,136	2.4	178,835
Occupancy and related depreciation	17,058	19,056	18,109	18,144	16,716	17,846	6.8	72,367
Business development expenses	2,832	3,632	3,388	3,668	3,294	3,902	18.5	13,520
Other	49,000	55,418	42,636	139,969	48,214	76,873	59.4	287,023

Total non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	9.3	1,171,201

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	18,467	(76.5)	230,671
Income tax expense	37,513	14,704	30,910	(12,853)	28,540	12,984	(54.5)	70,274

Net income (loss)	144,298	68,923	100,423	(153,247)	49,993	5,483	(89.0)	160,397

Less: Net income attributable to noncontrolling interests	1,782	1,281	2,057	2,161	1,506	2,270	50.7	7,281

Net income (loss) attributable to NHI shareholders	142,516	67,642	98,366	(155,408)	48,487	3,213	(93.4)	153,116

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	46.77	22.13	32.16	(50.77)	16.12	1.04	(93.5)	50.11

Diluted-
Net income (loss) attributable to NHI shareholders per share	45.65	21.52	31.16	(50.78)	15.59	1.01	(93.5)	48.63

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021(A)	September 30, 2021(B)	(B-A)/(A)	March 31, 2021
Net revenue

Business segment information:
Retail	81,078	92,795	98,155	96,781	84,986	85,191	0.2	368,809
Investment Management	39,674	30,068	39,380	54,028	63,482	34,329	(45.9)	163,150
Wholesale	248,669	220,305	223,139	(757)	132,777	172,669	30.0	691,356

Subtotal	369,421	343,168	360,674	150,052	281,245	292,189	3.9	1,223,315
Other	89,023	23,876	38,774	15,339	68,659	24,809	(63.9)	167,012

Net revenue	458,444	367,044	399,448	165,391	349,904	316,998	(9.4)	1,390,327

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	1,868	(44.6)	11,545

Net revenue	460,747	368,998	402,092	170,035	353,275	318,866	(9.7)	1,401,872

Non-interest expenses

Business segment information:
Retail	66,009	69,970	69,840	70,661	65,964	68,207	3.4	276,480
Investment Management	17,503	18,018	17,836	18,785	18,569	19,300	3.9	72,142
Wholesale	160,800	154,828	146,268	165,155	161,134	147,700	(8.3)	627,051

Subtotal	244,312	242,816	233,944	254,601	245,667	235,207	(4.3)	975,673
Other	34,624	42,555	36,815	81,534	29,075	65,192	124.2	195,528

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	9.3	1,171,201

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	278,936	285,371	270,759	336,135	274,742	300,399	9.3	1,171,201

Income (loss) before income taxes

Business segment information:
Retail	15,069	22,825	28,315	26,120	19,022	16,984	(10.7)	92,329
Investment Management	22,171	12,050	21,544	35,243	44,913	15,029	(66.5)	91,008
Wholesale	87,869	65,477	76,871	(165,912)	(28,357)	24,969	—	64,305

Subtotal	125,109	100,352	126,730	(104,549)	35,578	56,982	60.2	247,642
Other*	54,399	(18,679)	1,959	(66,195)	39,584	(40,383)	—	(28,516)

Income (loss) before income taxes	179,508	81,673	128,689	(170,744)	75,162	16,599	(77.9)	219,126

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,303	1,954	2,644	4,644	3,371	1,868	(44.6)	11,545

Income (loss) before income taxes	181,811	83,627	131,333	(166,100)	78,533	18,467	(76.5)	230,671

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended March 31, 2021
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021(A)	September 30, 2021(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	5,577	(4,965)	1,402	(13,464)	3,444	(3,825)	—	(11,450)
Realized gain (loss) on investments in equity securities held for operating purposes	685	124	744	178	173	23	(86.7)	1,731
Equity in earnings of affiliates	6,609	5,251	10,398	(38,668)	9,617	5,571	(42.1)	(16,410)
Corporate items	45,090	(16,005)	(15,050)	(9,079)	(9,272)	(45,566)	—	4,956
Other	(3,562)	(3,084)	4,465	(5,162)	35,622	3,414	(90.4)	(7,343)

Total	54,399	(18,679)	1,959	(66,195)	39,584	(40,383)	—	(28,516)

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2022_2q.pdf